Filer:  ING Groep N.V.
                                       Subject:  Reliastar Financial Corporation
                                                    Subject File Number: 1-10640

                                                           Amsterdam, 1 May 2000

ING GROUP MAKES MAJOR ACQUISITION OF RELIASTAR FOR USD 6.1 BILLION MAJOR STEP FORWARD IN US STRATEGY

Highlights

o ReliaStar, the 8th largest publicly held life insurance company in the US, is an excellent addition to ING's present US operations in terms of product range, distribution network, integrated financial services platform and innovative marketing concepts.

o ING substantially increases the scale of its US insurance and mutual funds operations:

     o ING's overall market position in the US will go from 19th to 8th in terms of total life and annuity premium.

     o Assets under management increase from USD 39 billion to USD 75 billion pro forma 1999.

     o Premium income increases from USD 8.2 billion to USD 12.4 billion pro forma 1999.

o    Consideration of USD 54 per share ReliaStar in cash.

o Total value of the transaction approximately USD 6.1 billion. This includes USD 1 billion of existing ReliaStar debt to be assumed by ING.

o    Transaction to be financed internally.

o Immediate contribution - assuming consolidation as of late September 2000 - to net profit per share ING Group in 2000: EUR 0.10.

o    Expected positive contribution to net profit per share ING Group in 2001:
     EUR 0.34.

o Expected synergy 2001 (after taxation) USD 25 million increasing to USD 65 million in 2005. In 2005 this consists of roughly 30% in revenues and 70% in cost synergies.

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PRESS CONFERENCE TODAY AT 10.30 HOURS CET HOSTED BY GODFRIED VAN DER LUGT,
CHAIRMAN EXECUTIVE BOARD ING GROUP; EWALD KIST, VICE CHAIRMAN EXECUTIVE BOARD ING GROUP; CEES MAAS, EXECUTIVE BOARD MEMBER AND CFO ING GROUP; FRED HUBBELL, CHAIRMAN ING AMERICAS; AND JOHN TURNER, CHAIRMAN AND CEO OF RELIASTAR; IN THE ING TOWER, STRAWINSKYLAAN 2631, AMSTERDAM.

         IF YOU CANNOT ATTEND THE PRESS CONFERENCE, EWALD KIST, VICE CHAIRMAN EXECUTIVE BOARD ING GROUP, FRED HUBBELL, CHAIRMAN ING AMERICAS, AND JOHN TURNER, CHAIRMAN AND CEO OF RELIASTAR, WILL BE AVAILABLE TO ANSWER MEDIA QUESTIONS DURING A TELECONFERENCE AT 9.30 A.M. CST. MEDIA IN THE U.S. CAN PARTICIPATE IN THIS CONFERENCE BY CALLING 1 (800) 933-4955. MEDIA OUTSIDE THE U.S. CAN CALL +1 334 260 0508. AFTER DIALLING YOU NEED THE FOLLOWING INFORMATION: LEADER: KEVIN COOK, PASSWORD: ING.

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ACQUISITION AGREEMENT WITH RELIASTAR

ING Group is pleased to announce to have reached a definitive agreement with ReliaStar's Board to acquire ReliaStar, a leading US life insurer and provider of integrated financial services. With this agreement ING advances its stated strategy of substantially expanding its presence in the US. The agreement values ReliaStar at USD 54 per share with a value of approximately USD 5.1 billion and USD 1 billion in debt. The transaction is expected to close late in the 3rd quarter of 2000, and is subject to regulatory and ReliaStar shareholder approval.

ReliaStar will continue its operations as part of ING Americas under the name ING [lion] ReliaStar and retain current management. ReliaStar's Chairman and CEO John Turner will become a member of the Executive Committee ING Americas and become Vice Chairman of the Americas region. Bob Salipante, President and COO of ReliaStar, has been named President and CEO of the US life insurance operations.

STRATEGIC IMPORTANCE FOR ING

ReliaStar is a strategic addition to ING's present US operations in terms of product range, distribution network, integrated financial services platform and innovative marketing concepts. ReliaStar has an excellent management team, that will be an important addition to ING management. Senior management of ReliaStar will participate in the general management of the Americas region.

"This transaction marks another step ING has taken towards achieving our goal of substantially increasing our presence in the US and furthering our position as a financial services leader in North America," said Godfried van der Lugt, chairman of the Executive Board of ING Group. "In ReliaStar, we've found a partner that is highly respected in the financial services industry. Besides offering additional scale ReliaStar brings complementary products, services, distribution channels and management to ING."

"We did significant research on the strategic alternatives available to ReliaStar, and we are pleased to have found a partner that achieves our goal of delivering value for our shareholders while leveraging the strengths of our operations and employees," said John G. Turner, ReliaStar chairman and CEO. "Given the complementary nature of our operations and ING's strategy to be a leader in the US market, we are extremely optimistic about the opportunities to grow our operations across the country, expand the products and services that we offer our distributors and customers, and provide extensive career opportunities for our employees. It's rare to see a transaction that furthers the interests of so many stakeholders."

Product range

Total assets under management in US operations would approximately double from USD 39 billion to USD 75 billion. Also with this acquisition, ING greatly strengthens its product range in the US. For example, ReliaStar contributes a strong term insurance and fund management business. For many market segments ING gains considerable additional scale and increased market share. For universal life products ING rank improves from 6th to 3rd in the US market.

ReliaStar's life & annuity division in 1999 adds 80% to ING's individual life sales, 42% to ING's fixed annuity sales and 14% to ING's variable annuity sales.

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In total, ReliaStar life & annuity adds 22% (USD 1.03 billion) to ING's life &
annuity sales in 1999.

In addition, ReliaStar brings a fast growing mutual funds business, Pilgrim Funds, which ranks among the top ten in first quarter 2000 sales with more than USD 2.3 billion. The combination of ING's and ReliaStar's investment management operation is complementary.

Besides offering additional scale for universal life and annuity products, ReliaStar has a leading position in the 403 (b) tax-sheltered annuity market place. Equally important, ReliaStar brings a strong set of worksite businesses, including group life insurance and other employee benefit products, 401 (k) plans and payroll deduction individual life insurance. ReliaStar is the 6th largest provider in new group term life sales and has 4,000 employer relationships with 4.4 million employees. 401 (k) plan assets total USD 3 billion. In total, ReliaStar's worksite financial services achieved USD 728 million in sales in 1999.

Distribution

ING has the 5th largest independent broker/dealer network in the US based on registered representatives consisting of 3,800 independent brokers. Combined with the 4,000 registered representatives of ReliaStar, ING will have the largest independent broker/dealer network in the US.

ReliaStar has several e-commerce initiatives including an on-line education website called ihatefinancialplanning.com. With this website ReliaStar is leveraging its financial education and relationship-building expertise. This expertise is also being used to develop a very interactive and dynamic internet application to wholesale their products to independent broker/dealers. On-line education, along with virtual sales support, provides ReliaStar with an effective way to build and sustain long-term relationships with its customers.

Integrated financial services

ReliaStar has placed a significant emphasis on the use of multiple distribution channels which it has developed into a successful cross-selling model accounting for 27% in 1999 of total insurance sales. ReliaStar's vision of integrated financial services is highly compatible with that of ING. Current ING distribution channels, including independent and career agents, financial planners and financial institutions will combine well with ReliaStar's distribution channels resulting in considerably increased scale and cross selling opportunities. These distribution channels servicing retail consumers will be augmented by ReliaStar platforms in worksite and affinity marketing, bank marketing and direct marketing together with an innovative education-based marketing system that spans its entire enterprise.

Innovative marketing concepts

ReliaStar's financial education program results in higher average sales and better product retention, because of increased consumer awareness at time of purchase. ReliaStar obtained excellent results from its innovative cross selling programs, which should greatly benefit from the combined product range and distribution channels of the two companies.

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

TRANSACTION DETAILS

The transaction requires the approval of regulatory authorities in the US and other jurisdictions and the shareholders of ReliaStar. The consideration will be 100% cash other than ING Group ADR's exchanged for ReliaStar shares held by ReliaStar's ESOP (Employee Stock Ownership Programme). In addition to the USD
5.1 billion paid for ReliaStar's outstanding shares, ING will be assuming USD 1 billion of ReliaStar's outstanding debt, for a total transaction value of USD
6.1 billion. The transaction will be financed internally. In connection with the merger agreement, ReliaStar has granted ING an option to acquire (under certain defined circumstances) approximately 9 million ReliaStar shares.

RELIASTAR PROFILE

ReliaStar is a holding company based in Minneapolis (Minnesota) whose subsidiaries offer individuals and corporate clients life insurance, employee benefit products, reinsurance, mutual funds and bank products. ReliaStar is the 8th largest publicly held life insurance company in the United States based on 1999 revenues. It was founded in 1885 and now employs over 3,800 people.

During the last 5 years, assets under management have more than doubled from USD 15.8 billion to USD 38.4 billion as of March 31, 2000. With Pilgrim Funds ReliaStar brings an attractive retail mutual fund platform, with USD 17 billion in mutual fund assets under management as of March 31, 2000. Sales of insurance products have shown a compound growth rate of 15.9% in 1999. ReliaStar's reported return on equity has averaged 14.9% over the past five years.

ING GROUP PROFILE

ING Group is a global financial institution which is active in the field of insurance, banking and asset management in more than 60 countries, with almost 90,000 employees. ING seeks to provide a full range of integrated financial services to private, corporate and institutional clients through a variety of distribution channels, giving them the freedom to choose the option which best suits their individual needs. ING Group is Europe's 5th largest financial institution in terms of market capitalisation.

This notice does not constitute an offer by ING Groep N.V. on any of its securities for sale.

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PRESS ENQUIRIES:      ING Group: Manel Vrijenhoek, + 31 20 541 54 33
                      ReliaStar: Ruth Weber Kelley, + 1 612 372 5628
INVESTOR RELATIONS:   ING Group: Herman S. Geuze, + 31 20 541 5462
                      ReliaStar: Karin Glasgow, + 1 612 342 3979

FOR MORE INFORMATION ON:
ING Group: www.ing.com
ING Americas: www.ingamericas.com
ReliaStar: www.reliastar.com

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

Certain of the statements contained herein, including with respect to anticipated results for the year ending 31 December 2000 and subsequent, are forward-looking statements of future expectations that are based on management's current views and assumptions. Actual results, performance or events may differ materially from those in such forward-looking statements due to, without limitation: general economic and market conditions in the Netherlands, U.S. and elsewhere; the frequency and severity of insured loss events; mortality, morbidity and persistency levels and trends; interest rate and currency exchange rate levels; changes in laws and regulations; and general competitive factors, in each case on a global, regional and/or national basis.

Certain information concerning participants
ReliaStar Financial Corp. (The "Company") and certain other persons named below may be deemed to be participants in the solicitation in the of proxies of the Company's stockholders to approve the merger. The participants in this solicitation may include the directors of the Company;

Directors
Carolyn H. Baldwin
David C. Cox
Richard U. De Schutter
John H. Flittie
Luella Gross Goldberg
William A. Hodder
James J. Howard, III
Randy C. James
Richard L. Knowlton
David A. Koch
James J. Renier
Robert C. Salipante
John G. Turner

the following executive officers of the Company:

Name                  Position with Company
John G. Turner        Chairman and Chief Executive Officer
Robert C. Salipante   President and Chief Operating Officer
Wayne R. Huneke       Senior Executive Vice President
Michael J. Dubes      Executive Vice President
Kenneth U. Kuk        Executive Vice president
Richard R. Crowl      Senior Vice President, General Counsel and Secretary
James R. Miller       Senior Vice President, Chief Financial Officer and
                        Treasurer
Dewette Ingham        Senior Vice President, Human Resources
Chris D. Schreier     Vice President and Controller


As of the date of this communication, none of the foregoing participants individually beneficially owns in excess of 1% of the Company's common stock or in the aggregate in excess of 3% of the Company's common stock. Except as disclosed above, to the knowledge of the Company, none of the directors or executive officers of the Company or the employees or other representatives of the Company named above has any interest, direct or indirect, by security holdings or otherwise, in the Company.

All stockholders should read the proxy statement concerning the merger that will be filed with the SEC and mailed to stockholders. The proxy statement will contain important information that stockholders should consider before making any decision regarding the merger. You will be able to obtain the proxy statement, as well as other filings containing information about the Company and [ING], without charge, at the SEC's Internet site (http://www.sec.gov). Copies of the proxy statement and the SEC filings that will be incorporated by reference in the proxy statement can also be obtained, without charge, from the Corporate Secretary of the appropriate company.

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